UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

FALCONSTOR SOFTWARE, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

306137100
(CUSIP Number)

Woodland Partners
68 Wheatley Road
Brookville, New York 11545
(516) 626-3070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON WOODLAND PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 957,257
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 957,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 957,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON BARRY W. RUBENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 931,000*
	8	SHARED VOTING POWER 1,873,280
	9	SOLE DISPOSITIVE POWER 931,000*
	10	SHARED DISPOSITIVE POWER 1,873,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,805,538*, #
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 50,000 Shares underlying certain stock options exercisable within 60 days of the date hereof.
# Includes 1,258 shares owned directly by spouse.

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON MARILYN RUBENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,258
	8	SHARED VOTING POWER 1,873,280
	9	SOLE DISPOSITIVE POWER 1,258
	10	SHARED DISPOSITIVE POWER 1,873,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,805,538*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 931,000 Shares directly owned by spouse (including 50,000 Shares underlying certain stock options exercisable within 60 days of the date hereof).

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON WOODLAND VENTURE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 496,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 496,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON SENECA VENTURES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 131,323
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 131,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON WOODLAND SERVICES CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 628,123
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 628,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON BROOKWOOD PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 187,900
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 187,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 306137100

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 957,257 Shares owned directly by Woodland Partners is approximately $1,868,407, including brokerage commissions.  The Shares owned directly by Woodland Partners were acquired with its working capital.

The aggregate purchase price of the 931,000 Shares owned directly by Mr. Rubenstein, including (i) 50,000 Shares underlying fully vested stock options, (ii) 19,900 Shares of fully vested restricted stock and (iii) 20,100 Shares of unvested restricted stock that Mr. Rubenstein has the power to vote, awarded to Mr. Rubenstein as compensation for his service on the Board of Directors of the Issuer, is approximately $ 1,119,281, including brokerage commissions.  The Shares owned directly by Mr. Rubenstein were acquired with personal funds.

The aggregate purchase price of the 100,000 Shares held jointly by Mr. and Ms. Rubenstein is approximately $220,515, including brokerage commissions.  The Shares owned jointly by Mr. and Ms. Rubenstein were acquired with personal funds.

The 1,258 Shares owned directly by Ms. Rubenstein were distributed to her from Brookwood as part of a pro rata distribution.

The aggregate purchase price of the 496,800 Shares owned directly by Woodland Fund is approximately $2,063,664, including brokerage commissions.  The Shares owned directly by Woodland Fund were acquired with its working capital.

The aggregate purchase price of the 131,323 Shares owned directly by Seneca is approximately $466,468, including brokerage commissions.  The Shares owned directly by Seneca were acquired with its working capital.

The aggregate purchase price of the 187,900 Shares owned directly by Brookwood is approximately $246,718, including brokerage commissions.  The Shares owned directly by Brookwood were acquired with its working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 40,924,313 Shares outstanding as of December 3, 2014, consisting of the 45,222,846 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014, reduced by the 4,298,533 Shares repurchased by the Issuer  pursuant to the completion of the Stock Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 1, 2014.

As of the close of business on December 18, 2014, Woodland Partners directly owned 957,257 Shares, constituting approximately 2.3% of the Shares outstanding.  By virtue of its relationship with Woodland Partners discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Woodland Partners.

CUSIP NO. 306137100

As of the close of business on December 18, 2014, Mr. Rubenstein directly owned 1,031,000 Shares, including (i) 50,000 Shares underlying fully vested stock options with a purchase price of $3.86, (ii) 100,000 Shares held jointly by Mr. Rubenstein and his wife, Ms. Rubenstein, and (iii) 20,100 Shares of unvested restricted stock that Mr. Rubenstein has the power to vote, constituting approximately 2.5% of the Shares outstanding.  By virtue of being Mr. Rubenstein’s spouse, Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Mr. Rubenstein.

As of the close of business on December 18, 2014, Ms. Rubenstein directly owned 101,258 Shares, including 100,000 Shares held jointly by Ms. Rubenstein and her husband, Mr. Rubenstein, constituting less than 1.0% of the Shares outstanding.  By virtue of being Ms. Rubenstein’s husband, Mr. Rubenstein may be deemed to beneficially own the Shares directly owned by Ms. Rubenstein.

As of the close of business on December 18, 2014, Woodland Fund directly owned 496,800 Shares, approximately 1.2% of the Shares outstanding.  By virtue of its relationship with Woodland Fund discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Woodland Services and Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Woodland Fund.

As of the close of business on December 18, 2014, Seneca directly owned 131,323 Shares, constituting less than 1.0% of the Shares outstanding.  By virtue of its relationship with Seneca discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Woodland Services and Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Seneca.

As of the close of business on December 18, 2014, Brookwood directly owned 187,900 Shares, constituting less than 1.0% of the Shares outstanding.  By virtue of its relationship with Brookwood discussed in further detail in Item 2 of Amendment No. 1 to the Schedule 13D, each of Mr. and Ms. Rubenstein may be deemed to beneficially own the Shares directly owned by Brookwood.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he, she or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)           Woodland Partners and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Woodland Partners.  Mr. Rubenstein has the sole power to vote and dispose of the Shares he directly owns.  Ms. Rubenstein has the sole power to vote and dispose of the Shares she directly owns.  Woodland Fund, Woodland Services and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Woodland Fund.  Seneca, Woodland Services and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Seneca.  Brookwood and Mr. and Ms. Rubenstein share the power to vote and dispose of the Shares directly owned by Brookwood.

(c)           The transactions in the Shares during the past sixty days by the Reporting Persons are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 306137100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014	WOODLAND PARTNERS

	By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

SENECA VENTURES

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

By:	/s/ Barry Rubenstein
Barry Rubenstein, President

BROOKWOOD PARTNERS, L.P.

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
BARRY RUBENSTEIN

/s/ Marilyn Rubenstein
MARILYN RUBENSTEIN

CUSIP NO. 306137100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

WOODLAND VENTURE FUND

60,000	1.2300	12/09/2014